PLX PHARMA INC.


SCIENCE ELEVATED BY INGENUITY
WHERE PASSION MEETS PURPOSE

Corporate Presentation

CONFIDENTIAL

Nasdaq: PLXP

Forward-looking Statements

This presentation includes or incorporates by reference statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events or to our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These statements include, but are not limited to information or assumptions about expenses, capital and other expenditures, financing plans, capital structure, cash flow, liquidity, management's plans, goals and objectives for future operations and growth. In some cases, you can identify forward-looking statements by the use of words such as "may," "could," "expect," "intend," "plan," "seek," "anticipate," "believe," "estimate," "predict," "potential," "continue," or the negative of these terms or other comparable terminology. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases beyond our control and which could cause actual performance or results to differ materially from those expressed in or suggested by forward-looking statements.

Important factors that could cause such differences include, but are not limited to (i) our ability to maintain regulatory approval of VAZALORE 325 mg or VAZALORE 81 mg and obtain regulatory approval for any future product candidates; (ii) the benefits of the use of VAZALORE; (iii) our ability to successfully commercialize our VAZALORE products, or any future product candidates; (iv) the rate and degree of market acceptance of our VAZALORE products or any future product candidates; (v) our ability to successfully build a sales force and commercial infrastructure or collaborate with a firm that has these capabilities; (vi) our ability to compete with companies currently producing NSAIDs and other products; (vii) our reliance on third parties to conduct our clinical studies; (ix) our reliance on third-party contract manufacturers to manufacture and supply our product candidates for us; (xi) our ability to retain and recruit key personnel, including development of a sales and marketing function; and (xii) our ability to obtain and maintain intellectual property protection for our VAZALORE products or any future product candidates.

Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

PLx Pharma Management Team



Natasha Giordano, RN
President & CEO

Pfizer Warner Lambert
Lipitor
Xanodyne pharmaceuticals, inc.
ClearPoint Interactive Health Education
MATINAS BIOPHARMA



Rita O'Connor, CPA
CFO, Head of Manufacturing & Supply Chain

Adams Respiratory Therapeutics
Xanodyne pharmaceuticals, inc.
Schering-Plough
ULAB SYSTEMS



Steven Valentino
Vice President
Trade Sales

Pfizer Warner Lambert
Johnson & Johnson
CROSSMARK



Joanne Cotignola
Vice President
Marketing

Pfizer Warner Lambert
Adams Respiratory Therapeutics
Reckitt Benckiser



Mayme Lou Roettig, RN, MSN
Executive Medical Director

Duke Clinical Research Institute
Genentech A Member of the Roche Group
IQVIA



Nicole Godino
National Sales Director, Professional

La Jolla Pharmaceutical
THE MEDICINES COMPANY
Lilly

OUR MISSION

PLx Pharma is focused on improving the performance of established therapeutic agents with its proprietary PLxGuard™ targeted drug delivery platform

We are driven to transform the standard of care for millions of patients

PLx Pharma Investment Highlights

Unique Drug Delivery Platform	***PLxGuard for multiple APIs may have the potential to:*** •Enhance delivery & extend patent life by optimizing absorption, reducing acute GI injury •Utilize the often faster and lower cost 505(b)(2) NDA regulatory path
Commercial-Stage Lead Product VAZALORE™	***VAZALORE, the first and only FDA-approved liquid-filled aspirin capsule:*** • Delivers fast, reliable absorption and platelet inhibition • Causes fewer gastric erosions/ulcers vs immediate release aspirin as shown in clinical trial*
Large Addressable Market Opportunity	***$10 billion retail market opportunity for VAZALORE:*** • Over 40 million patients at risk for vascular disease • Available in over 30,000 drug, grocery, mass retail and e-commerce sites in U.S.
Financial Position & Key Catalysts	***Positioned for growth:*** • $80M in cash, sufficient to support VAZALORE into 2023 • Identify screened compounds where PLxGuard is commercially viable - 2022

PLX™ PHARMA INC.

* Clinically shown on VAZALORE 325 mg after 7 days of treatment

ASPIRIN THERAPY VAZALORE™

PLxGuard™ – Innovative Drug Delivery Platform

PLxGuard is intended to reliably release APIs in the duodenum and decrease exposure to the stomach, which is the most susceptible part of the GI tract to NSAID-induced acute gastric injury.



LIMITS DIRECT CONTACT

This complex remains stable in the low pH of the stomach, limiting direct contact of the API with the gastric mucosa.



TARGETED DELIVERY

Once the complex arrives in the duodenum, it dissociates in the higher-pH environment and the API is free to be absorbed.



FAST, PREDICTABLE ABSORPTION

This drug delivery system is intended to predictably release the API in the duodenum to optimize absorption.



REASSEMBLES DURING REFLUX

Even if reflux occurs and the API and lipidic excipients return to the stomach, they reassemble into the complex, limiting direct stomach contact, helping to reduce GI injury.

Lead Product Is FDA-approved VAZALORE™



First and only FDA-approved liquid-filled aspirin capsule for over 40 million patients at risk for vascular events with strong patent life

Fast and reliable platelet inhibition addressing the limitations of the current standard of care enteric-coated (EC) aspirin*

Fewer gastric erosions and ulcers than immediate release (IR) aspirin as seen in clinical trials**

Large OTC opportunity with a $10 billion retail market

World-renowned Scientific Advisory Board chaired by Drs. Deepak Bhatt & Dominick Angiolillo


New!
ASPIRIN THERAPY
VAZALORE
325mg
FIRST LIQUID-FILLED ASPIRIN CAPSULES
30 Liquid-Filled Capsules
81mg
LOW DOSE
FIRST LIQUID-FILLED ASPIRIN CAPSULES
30 Liquid-Filled Capsules

CONFIDENTIAL

PLX PHARMA INC.

* Clinically shown on VAZALORE 325 mg after 3 days of treatment

** Clinically shown on VAZALORE 325 mg after 7 days of treatment

ASPIRIN THERAPY VAZALORE

VAZALORE™ Unique Aspirin Delivery System



Bioequivalence to immediate release aspirin with fast, predictable antiplatelet activity



Unique, lipid-based delivery system designed to help **protect the stomach**



Targeted release in the duodenum to optimize absorption


2500
2000
1500
1000
500
0
0
1
2
3
4
5
6
7
8
9

VAZALORE™

325 MG CLINICAL TRIALS

PK/PD Comparison of IR, EC & VAZALORE™[1]

JACC
Editor-in-Chief
Top Picks 2017

Objectives:

- Determine whether formulation dependent bioavailability mediates aspirin non-responsiveness

Methods:

- Randomized, blinded, triple crossover study
  40 obese diabetic patients receiving 3 daily doses of:
  - Plain aspirin 325 mg
  - VAZALORE 325 mg
  - EC aspirin 325 mg

Primary Endpoint:

- Time to >99% Thromboxane B2 (TXB2) inhibition

PL2200 = VAZALORE™ 325 mg



Time to 99% Inhibition of TXB2 Generation (Hr) (LSMean +/- Standard Error)
60
50
40
30
20
10
0
Plain Aspirin vs. EC Aspirin
p < 0.0001
PL2200 vs. EC Aspirin
p < 0.0001
PL2200 vs. Plain Aspirin
p = 0.41
Plain Aspirin, 325 mg N=38
PL2200, 325 mg N=37
EC Aspirin, 325 mg N=36

Time to complete antiplatelet response:

Plain Aspirin 16.7h **VAZALORE 12.5h** **EC aspirin 48.2h**

VAZALORE achieved 99% TXB2 inhibition significantly faster than EC aspirin

PLX PHARMA INC.

[1] Bhatt DL, et al. Enteric Coating and Aspirin Non-Responsiveness in Patients With Type 2 Diabetes Mellitus. *J Am Coll Cardiol* 2017 Feb; 69(6):603-12

This study design cannot provide data on cardiovascular outcomes

ASPIRIN THERAPY VAZALORE™

PK/PD Comparison of IR, EC & VAZALORE™[1]

Editor-in-Chief
Top Picks 2017

PL2200 = VAZALORE™ 325 mg



2500
0
Plasma Acetylsalicylic acid (ng/ml)
PL2200, 325 mg, N=37
Plain Aspirin, 325 mg, N=35
EC Aspirin, 325 mg, N=36
0 1 2 3 4 5 6 7 8 9
Time (Hr)

Acetylsalicylic acid AUC (ng x h/ml):

Plain aspirin 1964   VAZALORE 2523   EC aspirin 456

Absorption with VAZALORE was 5X as high as EC aspirin (2,523 vs 456) (p<0.0001)



Plain Aspirin
PL2200
EC Aspirin
Inhibition of serum TxB2 (%)
Hours past dose

Patients with complete antiplatelet response by 72 hours:

Plain aspirin 84%   VAZALORE 92%   EC aspirin 47%

VAZALORE provided complete antiplatelet effect for almost twice as many patients as EC aspirin (92% vs 47%)

CONFIDENTIAL

PK/PD = Pharmacokinetic / Pharmacodynamic

[1] Bhatt DL, et al. Enteric Coating and Aspirin Non-Responsiveness in Patients With Type 2 Diabetes Mellitus. *J Am Coll Cardiol* 2017 Feb; 69(6):603-12

This study design cannot provide data on cardiovascular outcomes

VAZALORE™ Clinical Summary



FDA APPROVED!

VAZALORE achieved 99% thromboxane B2 inhibition **significantly faster** than enteric coated aspirin*

Absorption with VAZALORE was **5X as high** as enteric coated aspirin*

VAZALORE provided complete antiplatelet effect (99% TXB2) for **almost twice** as many patients as enteric coated aspirin*

VAZALORE caused **fewer erosions and ulcers** than immediate release aspirin**

PLX™ PHARMA INC.

* Clinically shown on VAZALORE 325 mg after 3 days of treatment in obese diabetic patients

** Clinically shown on VAZALORE 325 mg after 7 days of treatment

ASPIRIN THERAPY VAZALORE™

VAZALORE™ Commercial Strategy

Healthcare Professionals (HCPs)
Top Heart/Stroke Hospitals & Affiliated Clinical Practices

Retailers
Extensive distribution in over 30,000 retail stores






VAZALORE
VAZALORE
VAZALORE


RELIEVE PAIN
YOUR WAY

Consumers
#1 influencer is their Cardiologist/HCP
#2 influencer is BRAND familiarity

The Opportunity to Improve Aspirin Delivery


NSAIDs are known to cause acute GI injury
that often leads to ulceration or perforation of the GI mucosal lining, a factor that limits their use[1]
Nearly
25%
of secondary prevention patients with a history of GI issues reported discontinuing aspirin against medical advice because of "stomach issues"[2]
According to aspirin professional class labeling,
enteric coated aspirin
products are
erratically absorbed from the GI tract[3]
There hasn't been innovation in the mechanism of aspirin delivery in over 50 years.
TM

1. Lichtenberger LM, Barron M, Marathi U. Association of phosphatidylcholine and NSAIDs as a novel strategy to reduce gastrointestinal toxicity. Drugs Today. 2009;45(12):877-890.
2. Moberg C, Naesdal J, Svedberg LE, Duchateau D, Harte N. Impact of gastrointestinal problems on adherence to low-dose acetylsalicylic Acid: a quantitative study in patients with cardiovascular risk. Patient. 2011;4(2):103-113.
3. CFR – Code of Federal Regulations Title 21. Internal Analgesic, Antipyretic, and Antirheumatic Drug Products for Over-the-Counter Human Use. Food and Drug Administration; US Dept of Health and Human Services; 2015.

Cornerstone for Healthcare Professional Plan

- **Dedicated cardiovascular care specialist field force**
  - Clinical Cardiologists | Top Heart & Stroke Hospitals
- **World-Class Scientific Advisory Board**
  - Trials | Publications | Education | Influencers
- **Thought leader development**
  - Cardiovascular | Stroke | Peripheral Arterial Disease
- **Medical conferences and education**
  - CME Programming | Scientific Sessions | Expert Panels

Our Core Belief:

Central to everything we do is the patient!

Scientific Advisory Board



Deepak L. Bhatt, MD, MPH, FACC, FAHA, FSCAI, FESC



Dominick J. Angiolillo, MD, PhD, FACC, FESC, FSCAI



P. Gabriel Steg, MD, FESC, FACC



Roxana Mehran, MD, FACC, FACP, FCCP, FESC, FAHA, FSCAI



Byron Cryer, MD



James M. Scheiman, MD



Mark J. Alberts, MD



Jayne Prats, PhD



Efthymios Deliargyris, MD, FACC, FESC, FSCAI



Carey Kimmelstiel, MD, FACC, FACP, FSCAI



Todd K. Rosengart, MD

Support Pieces Keep VAZALORE™ Top of Mind



VAZALORE™ 325 mg Clinical Data
VazaloreHCP.com
Clinical Study—PK/PD Comparison: Plain Aspirin, VAZALORE, Enteric Coated Aspirin
Time to Complete Antiplatelet Effect
Plasma ASA Concentration Versus Time

325 mg Clinical Data



Professional Labeling



ORIGINAL INVESTIGATIONS
Enteric Coating and Aspirin Nonresponsiveness in Patients With Type 2 D
Clinical Publications and Research
The full clinical story of VAZALORE™ is one of unique and innovative technology. To find links to the peer-reviewed publications, go to VazaloreHCP.com.

Publications



INTRODUCING VAZALORE™—THE FIRST AND ONLY LIQUID-FILLED ASPIRIN CAPSULES
No other formulation releases aspirin in this way
VAZALORE is available in 81 mg and 325 mg doses

Features and Benefits



New!
ASPIRIN THERAPY
VAZALORE
Aspirin Capsules, 81 mg
Pain Reliever/Fever Reducer (NSAID)
81 mg LOW DOSE
FIRST LIQUID-FILLED ASPIRIN CAPSULES
4 Liquid-Filled Capsules
SAMPLE ONLY - NOT FOR SALE

Samples

Conversation Between HCP & Consumer

The VAZALORE consumer:

- Most influenced by **doctor** and **brand familiarity**
- **Concerned** about impact of aspirin on one's stomach
- **Fearful** of having another event

Reaching the consumer:

- **Generate awareness** of VAZALORE as breakthrough delivery designed to help protect the stomach
- **Drive trial,** motivate consumers to **ask doctor** about VAZALORE



VAZALORE
VAZALORE

Consumer Messaging


HEART protection with your STOMACH in mind™
DISCOVER the first and only liquid-filled ASPIRIN capsules™
VAZALORE
Consult your healthcare provider before using this product to help prevent another heart attack or clot-related stroke. Use as directed.


HEART protection with your STOMACH in mind™
• All the benefits of aspirin therapy
• Designed to help protect your stomach
VAZALORE
Consult your healthcare provider before using this product to help prevent another heart attack or clot-related stroke. Use as directed.


DISCOVER the first and only liquid-filled ASPIRIN capsules™
ASPIRIN MADE AMAZING!™
Consult your healthcare provider before using this product to help prevent another heart attack or clot-related stroke. Use as directed.

CONFIDENTIAL

PLX PHARMA INC.

ASPIRIN THERAPY VAZALORE

Content for Digital/E-commerce Efforts


VAZALORE
81 mg
Aspirin can
REDUCE your
RISK of another
HEART ATTACK by 31%.
VAZALORE™ can help prevent another
heart attack.
Consult your healthcare provider before using this product to help
prevent another heart attack or clot-related stroke. Use as directed.


VAZALORE
81 mg
Aspirin can
help PREVENT
another clot-related
STROKE by 22%.
VAZALORE™ can help prevent another
clot-related stroke.
Consult your healthcare provider before using this product to help
prevent another heart attack or clot-related stroke. Use as directed.


VAZALORE
325 mg
ACHES and PAIN
slowing you down?
VAZALORE™ works fast to keep you going.
Consult your healthcare provider before using this product to help
prevent another heart attack or clot-related stroke. Use as directed.


81 mg
LOW DOSE
FIRST LIQUID-FILLED
ASPIRIN CAPSULES™
EASY TO SWALLOW
Consult your healthcare provider before using this product to help
prevent another heart attack or clot-related stroke. Use as directed.

Cornerstone of VAZALORE™ Consumer Plan

National Television


HISTORY
CNN
NATIONAL GEOGRAPHIC
FOX NEWS
USA network
SYFY
A&E
TNT
TLC
Discovery
BET
ion
Hallmark
THE WEATHER CHANNEL
amc
MLB NETWORK
food network
HGTV
Bloomberg
tbs

Television plan highlights:

- National plan supports national distribution
- Focus on maximizing reach to build business
- On-air began end of August

“Pinball” creative celebrates VAZALORE innovation

- Metaphor of pinball experience highlights the purposeful delivery of VAZALORE – designed to help protect the stomach, delivering aspirin after it leaves the stomach where it is absorbed to deliver the full benefits of aspirin therapy


STOMACH?


VAZALORE


VAZALORE
DESIGNED TO HELP
PROTECT


VAZALORE


ASPIRIN MADE AMAZING!™
NEW
VAZALORE
VAZALORE
325 mg
81 mg
Talk to your doctor

* Networks shown are representative and may vary with media buy

Where to Buy VAZALORE™


VAZALORE 81 mg 30 ct
Dosage
Count
81MG
30 CT
VAZALORE
Sparta, NJ
Walmart
✓ In Stock
BUY NOW
CVS pharmacy
✓ In Stock
BUY NOW
Walgreens
✓ In Stock
BUY NOW
West Milford
Spring Valley
Oakland
Paterson
Dover
Parsippany-
mapbox
CVS pharmacy
11 Theatre Ctr.
SPARTA, NJ 07871
973-726-3422
0.2 mi
Updating
View Online
Get Directions
Open Today
12:00am - 12:00am
PriceSpider
© PriceSpider 2005-2021 PriceSpider Terms of Service

Available in over 30,000 retail stores & e-commerce sites in US

CONFIDENTIAL

Retailer Merchandising & Education Tools

Set the Shelf


VAZALORE
HEART PROTECTION WITH YOUR STOMACH IN MIND™


Coming Soon!
HEART PROTECTION WITH YOUR STOMACH IN MIND™
VAZALORE

Coming Soon Shelf Placeholders

Shelf Trays

Create In-Store Visibility


VAZALORE
HEART PROTECTION WITH YOUR STOMACH IN MIND™

Displays

HCP Education that Drives Store Traffic


VAZALORE
DISCOVER VAZALORE™


VAZALORE
HEART PROTECTION WITH YOUR STOMACH IN MIND™
$3.00 OFF
VAZALORE

Retail Pharmacy Education Kits

Doctor Detailing Patient Education Pieces

Ready to Sell


VAZALORE

Open stock units

PLX PHARMA INC.

ASPIRIN THERAPY VAZALORE

VAZALORE™ On-Shelf & Displays


beverage
VAZALORE
VAZALORE
VAZALORE
81mg
81mg
325mg
12.99
27.99


HEART PROTECTION WITH YOUR STOMACH IN MIND™
DISCOVER the first and only liquid-filled ASPIRIN capsules™
ASPIRIN MADE AMAZING!™
Scan here to shop on Target.com
VAZALORE
VAZALORE
VAZALORE
325mg
81mg
81mg
VAZALORE
Consult your healthcare provider before using this product to help prevent another heart attack or clot-related stroke.
Use as directed.
25.99
11.99
Ibuprofen


New!
VAZALORE
HEART PROTECTION WITH YOUR STOMACH IN MIND™
DISCOVER the first and only liquid-filled ASPIRIN capsules™
ASPIRIN MADE AMAZING!™
Go to VAZALORE.COM to learn more
VAZALORE
VAZALORE
HEART PROTECTION WITH YOUR STOMACH IN MIND™
DISCOVER the first and only liquid-filled ASPIRIN capsules™
ASPIRIN MADE AMAZING!™
Go to VAZALORE.COM to learn more
6.49
Ensure


HBC 2
New!
VAZALORE
11.99
HEART PROTECTION WITH YOUR STOMACH IN MIND™
DISCOVER the first and only liquid-filled ASPIRIN capsules™
ASPIRIN MADE AMAZING!™
Go to VAZALORE.COM to learn more
VAZALORE
VAZALORE

VAZALORE™ Revenue & Manufacturing


New!
ASPIRIN THERAPY
VAZALORE
Aspirin Capsules, 81 mg
Pain Reliever/Fever Reducer
81 mg LOW DOSE
FIRST LIQUID-FILLED ASPIRIN CAPSULES
12 Liquid-Filled Capsules
30 Liquid-Filled Capsules
Aspirin Capsules, 325 mg
Pain Reliever/Fever Reducer (NSAID)
325 mg

- **Revenue recognized** when the product is received by the retailer
- Reductions to gross revenue include provisions for retailer programs, product returns, prompt pay discounts and coupon redemptions by consumers
- **Extensive distribution in over 30,000 retail stores** across the U.S., many stocking all 3 SKUs as well as displays elsewhere in the store
- Product manufactured by **Thermo Fisher Scientific** in the U.S.

SKUs : stock keeping unit

VAZALORE Commercial Plan Focused on HCPs, Consumer and Retail

Dedicated CV Care Specialists

TV Advertising

Search (SEO/SEM)

Scientific Advisory Board

Doctor Is Driver of Therapy
Direct patients to begin aspirin therapy

E-commerce

Medical Conferences & Education







In-store Displays

Thought Leader Development

Extensive distribution

Clinical Studies & Publications

Consumer Is Purchaser of Product
Make the final purchase decision at retail shelf

Samples/ Purchase Incentives

Pharmacy Education

Public Relations

Patient Education

VAZALORE™ U.S. Market Opportunity

	Vascular Patients	Diabetic Patients	TOTAL
Target Population[1] (millions)	27.2	15.6	42.8
Retail Market Size (billions)	$6.4	$3.6	$10.0

VAZALORE™

Market Share	Factory (millions)	Retail (millions)
1%	$70	$100
5%	$350	$500
10%	$700	$1,000

- Vascular Patients: Patients with Atherosclerotic Cardiovascular Disease (ASCVD) defined by having a previous event such as heart attack or stroke or a previous procedure such as cardiac stent, bypass operation, carotid operation or who have imaging evidence of significant vascular disease such as ultrasound, angiogram, etc.
- Diabetic Patients: Patients with diabetes but without evidence of ASCVD who are candidates for aspirin therapy.
- Pricing around $0.80/day to the patient, around $25/month.



Financial Overview as of 6/30/21

$80.4 million	$5.4 million	26.9 million common shares (43.3 million fully diluted)
Cash & Cash Equivalents (Debt free)	Operating Cash Burn 2Q'2021	Common Shares Outstanding

PLX™ PHARMA INC.

ASPIRIN THERAPY VAZALORE™

PLx Pharma Investment Highlights

Unique Drug Delivery Platform	***PLxGuard for multiple APIs may have the potential to:*** •Enhance delivery & extend patent life by optimizing absorption, reducing acute GI injury •Utilize the often faster and lower cost 505(b)(2) NDA regulatory path
Commercial-Stage Lead Product VAZALORE™	***VAZALORE, the first and only FDA-approved liquid-filled aspirin capsule:*** • Delivers fast, reliable absorption and platelet inhibition • Causes fewer gastric erosions/ulcers vs immediate release aspirin as shown in clinical trial*
Large Addressable Market Opportunity	***$10 billion retail market opportunity for VAZALORE:*** • Over 40 million patients at risk for vascular disease • Available in over 30,000 drug, grocery, mass retail and e-commerce sites in U.S.
Financial Position & Key Catalysts	***Positioned for growth:*** • $80M in cash, sufficient to support VAZALORE into 2023 • Identify screened compounds where PLxGuard is commercially viable - 2022

PLX™ PHARMA INC.

* Clinically shown on VAZALORE 325 mg after 7 days of treatment

ASPIRIN THERAPY VAZALORE™

Follow Us

- **PLx Pharma**
  - Website: www.plxpharma.com
  - Email: info@plxpharma.com
  - Phone: 973-409-6541
  - LinkedIn: www.linkedin.com/company/plx-pharma-inc-/about
- **Investor Contact**
  - Lisa Wilson In-Site Communications, Inc.
    lwilson@insitecony.com
    212-452-2793
- **VAZALORE™**
  - Website www.vazalore.com
  - Healthcare professional: www.vazalorehcp.com
  - Phone: 1-888-842-3567
- **PLxGuard™ Drug Delivery Platform**
  - www.plxpharma.com/our-technology/



Thank you